AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                and Rule 13e-3 (/section/240.13e-3) thereunder)

                             ROYAL PRECISION, INC.
                              (Name of the Issuer)

                             ROYAL PRECISION, INC.
                             ROYAL ASSOCIATES, INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  780921-10-2
                     (CUSIP Number of Class of Securities)

                            Kenneth J. Warren, Esq.
                              5134 Blazer Parkway,
                                Dublin, OH 43017
                       (614) 766-1960, fax (614) 766-1974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             Victor A. Pollak, Esq.
                               Fabian & Clendenin
                        215 South State. St., Suite 1200
                            Salt Lake City, UT 84151
                       (801) 323-2247, fax (801) 606-2788

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
         ----------------------                      --------------------

              $203,022.70                                   $18.68

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,030,227 shares of common stock, par value $0.001 per share (the "Common Stock"), of Royal Precision, Inc., calculated as follows: 12,718,877 shares of common stock issued and outstanding less 10,688,650 shares of common stock then to be held by stockholders of Royal Associates, Inc. ("Acquisition Corp") and specified additional stockholders of Royal Precision, Inc. The proposed maximum aggregate value of the transaction is $203,022.70 calculated as follows: the product of 2,030,227 shares of common stock; times $0.10. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by 0.000092.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form or Registration No.:

     3)   Filing Party:

     4)   Date Filed:

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
                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Royal Precision, Inc., a Delaware corporation (the "Company"), and Royal Associates, Inc., a Delaware corporation ("Acquisition Corp."), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the proposed merger of RA Merger Sub, Inc.. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Acquisition Corp, with and into the Company (the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 12, 2002 by and among the Company, Acquisition Corp. and Merger Sub. Pursuant to the Merger Agreement, if the Merger is consummated, among other things, (a) Merger Sub will be merged with and into the Company, with the Company being the surviving corporation; and
(b) each outstanding share of common stock of the Company, other than shares held by certain specified continuing stockholders and shares held by stockholders perfecting their dissenting rights under Delaware law, will be cancelled and converted into the right to receive cash in the amount of $0.10 per share (the "Merger Consideration").

     In reliance upon the written opinion of The Harman Group Corporate Finance, Inc. (the "Advisor"), the financial advisor to Board of Directors of the Company, the Board of Directors of the Company has determined that the Merger Consideration is fair tothe Company's stockholders from a financial point of view and the Board of Directors recommends that the stockholders approve the Merger. The Merger Agreement and the Merger will be approved by the holders of a majority of the Company's common stock outstanding by written consent in lieu of a meeting in accordance with the provisions of Delaware law.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary information statement (the "Information Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the Merger, which contains information required to be included in response to items in this Statement. The information in the Information Statement, including all Attachments thereto, is hereby expressly incorporated herein by reference and the responses to each of the Items herein are qualified in their entirety by the provisions of the Information Statement. All information in, or incorporated by reference in, the Information Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them was provided by the Company, and all information in, or incorporated by reference in, the Information Statement or this Statement concerning Acquisition Corp. and Merger Sub, their respective affiliates, or actions or events with respect to them, was provided by Acquisition Corp. The Information Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Information Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this Statement shall have the respective meanings given in the Information Statement.

                              CROSS REFERENCE SHEET

ITEM IN
SCHEDULE
13e-3                              CAPTION IN INFORMATION STATEMENT
-----                              --------------------------------
Item 1
(M-A 1001)                         SUMMARY INFORMATION

Item 2
(M-A 1002)           (a)           Cover Page
                     (b)           Cover Page; PRICE RANGE OF COMMON STOCK AND DIVIDENDS;
                                   VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
                     (c) - (d)     PRICE RANGE OF COMMON STOCK AND DIVIDENDS
                     (e)           Not Applicable
                     (f)           PRIOR STOCK PURCHASES

Item 3
(M-A 1003)           (a) -         Cover Page; THE PARTIES; CERTAIN INFORMATION REGARDING
                     (c)(1)(2)     ACQUISITION CORP. AND RELATED TRANSACTIONS
                     (c)(3)        BACKGROUND OF THE COMPANY, ACQUISITION CORP. AND THEIR PRINCIPALS
                     (c)(4)        BACKGROUND OF THE COMPANY, ACQUISITION CORP. AND THEIR PRINCIPALS
                     (c)(5)        CERTAIN INFORMATION REGARDING ACQUISITION CORP. AND RELATED TRANSACTIONS

Item 4
(M-A 1004)           (a)(2)(i)     THE MERGER AGREEMENT - The Merger
                     (a)(2)(ii)    THE MERGER AGREEMENT - Merger Consideration
                     (a)(2)(iii)   SPECIAL FACTORS - REASON FOR THE MERGER
                     (a)(2)(iv)    THE MERGER AGREEMENT - Stockholder Approval; INTEREST OF CERTAIN
                                   STOCKHOLDERS AND DIRECTORS IN THE MERGER
                     (a)(2)(v)     THE MERGER AGREEMENT - The Merger; SPECIAL FACTORS - PURPOSE AND
                                   STRUCTURE OF THE MERGER
                     (a)(2)(vi)    UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                     (a)(2)(vii)   CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                     (c)           SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER
                     (d)           APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
                     (e)           None
                     (f)           Not applicable

Item 5
(M-A 1005)           (a) - (c)     CERTAIN INFORMATION REGARDING ACQUISITION CORP.
                     (e)           CERTAIN INFORMATION REGARDING ACQUISITION CORP.;
                                   SUMMARY - Background to the Merger

Item 6
(M-A 1006)           (b)           Not applicable
                     (c)(i)(3) -   SPECIAL FACTORS - PLANS FOR THE COMPANY AFTER THE MERGER
                     (8)

ITEM IN
SCHEDULE
13e-3                              CAPTION IN INFORMATION STATEMENT
-----                              --------------------------------

Item 7
(M-A 1013)           (a)           SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER
                     (b)           BACKGROUND OF THE MERGER
                     (c)           SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER; SPECIAL FACTORS -
                                   REASONS FOR THE MERGER
                     (d)           SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER; CERTAIN FEDERAL
                                   TAX CONSEQUENCES

Item 8
(M-A 1014)           (a) - (b)     SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER; SPECIAL FACTORS -
                                   OPINION OF THE FINANCIAL ADVISOR; SUMMARY INFORMATION -Approval of the
                                   Merger Agreement
                     (c)           THE MERGER AGREEMENT - Effective Time
                     (d)           SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR
                     (e)           INTEREST OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER
                     (f)           Not applicable

Item 9
(M-A 1015)           (a) - (c)     SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR

Item 10
(M-A 1007)           (a)  (b)      SOURCE OF FUNDS FOR THE MERGER
                     (c)           ESTIMATED COSTS AND EXPENSES
                     (d)           Not applicable

Item 11
(M-A-1008)           (a)           VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
                     (b)           CERTAIN INFORMATION REGARDING ACQUISITION CORP. AND RELATED TRANSACTIONS

Item 12
(M-A 1012)           (d) (e)       INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER

Item 13
(M-A 1010)           (a)(1) -(4)   FINANCIAL AND OTHER INFORMATION
                     (b)(1)        UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS -
                                   Unaudited Pro Forma Condensed Combined Balance Sheet May 31, 2002
                     (b)(2)        UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS - Unaudited
                                   Pro Forma Condensed Combined Statement of Income for the 12 Months
                                   Ended May 31, 2002
                     (b)(3)-(4)    UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS - Unaudited
                                   Pro Forma Condensed Combined Balance Sheet May 31, 2002

Item 14
(M-A 1009)           (a) - (b)     COSTS OF DISSEMINATION OF INFORMATION

Item 15
(M-A 1011            (b)           Information Statement

ITEM IN
SCHEDULE
13e-3                              CAPTION IN INFORMATION STATEMENT
-----                              --------------------------------

Item 16
(M-A 1016)           (a)(1)        Letter of Transmittal
                     (a)(2)        Not applicable
                     (a)(3)(a)     Information Statement
                     (a)(4)        Not applicable
                     (a)(5)        Not applicable
                     (b)           Not applicable
                     (c)           Opinion of The Harman Group Corporate Finance, Inc. - Attachment II to
                                   Exhibit (a)(3)(a)
                     (d)           Agreement and Plan of Merger - Attachment I to Exhibit (a)(3)(a)
                     (f)           Section 262 of Delaware General Corporation Law - Attachment III to
                                   Exhibit (a)(3)(a)
                     (g)           Not Applicable
Exhibit 99.1                       Consent of Ernst & Young LLP, Independent Auditors
Exhibit 99.2                       Notice Regarding Absence of Consent of Arthur Andersen LLP

ITEM 1. SUMMARY TERM SHEET.

                     The information set forth in "SUMMARY INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Item 2(a) The information set forth on the Cover Page of the Information Statement is incorporated herein by reference.

Item 2(b) The information set forth on the Cover Page; "PRICE RANGE OF COMMON STOCK AND DIVIDENDS"; and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

Item 2(c) - (d)      The information set forth in "PRICE RANGE OF COMMON STOCK
                     AND DIVIDENDS" in the Information Statement is incorporated herein by reference.

Item 2(e)            Not Applicable.

Item 2(f) The information set forth in "PRIOR STOCK PURCHASES" in the Information Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This Statement is being jointly filed by the Company (the issuer of the class of equity securities which is the subject of the transaction) and Acquisition Corp.

Item 3(a)(1)-        The information set forth on the cover page and in "THE
     (c)(1)-(2) PARTIES" and "CERTAIN INFORMATION REGARDING ACQUISITION CORP. AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

Item 3 (c)(3)        The information set forth in "BACKGROUND OF THE COMPANY,
     and (4)         ACQUISITION CORP. AND THEIR PRINCIPALS" in the Information
                     Statement is incorporated herein by reference.

Item 3(c)(5) The information set forth in "CERTAIN INFORMATION REGARDING ACQUISITON CORP. AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a)(2)(i)      The information set forth in "THE MERGER AGREEMENT - The
                     Agreement" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(ii)     The information set forth in "THE MERGER AGREEMENT - Merger
                     Consideration" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(iii)    The information set forth in "SPECIAL FACTORS - REASON FOR
                     THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(iv)     The information set forth in "THE MERGER AGREEMENT -
                     Stockholder Approval" and "INTEREST OF CERTAIN STOCKHOLDERS
                     AND DIRECTORS IN THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(v)      The information set forth in "THE MERGER AGREEMENT- The
                     Merger; and "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE
                     MERGER" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(vi)     The information set forth in "UNAUDITED PRO FORMA CONDENSED
                     COMBINED FINANCIAL STATEMENTS" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(vii)    The information set forth in "CERTAIN FEDERAL INCOME TAX
                     CONSEQUENCES" in the Information Statement is incorporated herein by reference.

Item 4(c) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(d) The information set forth in "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

Item 4(e) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

Item 4(f)            Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5(a) - (c)      The information set forth in "CERTAIN INFORMATION REGARDING
                     ACQUISITION CORP. AND RELATED TRANSACTIONS" in the
                     Information Statement is incorporated herein by reference.

Item 5(e) The information set forth in "CERTAIN INFORMATION REGARDING ACQUISITION CORP. AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 (b)-          Not applicable.

(c)(1) - (8)         The information set forth in "SPECIAL FACTORS - PLANS FOR
                     THE COMPANY AFTER THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7(a) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(b) The information set forth in "BACKGROUND OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(c) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "SPECIAL FACTORS - REASON FOR THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(d) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "CERTAIN FEDERAL TAX CONSEQUENCES" in the Information Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8(a)-(b) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER", and "SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

Item 8 (c)           The information set forth in "THE MERGER AGREEMENT -
                     Effective Time" in the Information Statement is incorporated herein by reference.

Item 8 (d)           The information set forth in "SPECIAL FACTORS - OPINION OF
                     THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

Item 8 (e)           The information set forth in "INTEREST OF CERTAIN
                     STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the
                     Information Statement is incorporated herein by reference.

Item 8(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9(a)-(c) The information set forth in "SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 10(a)-(b) The information set forth in "SOURCE OF FUNDS FOR THE MERGER" in the Information Statement is incorporated herein by reference.

Item 10(c) The information set forth in "ESTIMATED COSTS AND EXPENSES" in the Information Statement is incorporated herein by reference.

Item 10(d)           Not Applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11(a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

Item 11(b) The information set forth in "CERTAIN INFORMATION REGARDING ACQUISITON CORP. AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 12(d)-(e) The information set forth in "INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Item 13(a)(1) - (4)  The information set forth in "FINANCIAL AND OTHER
                     INFORMATION" in the Information Statement is incorporated herein by reference.

Item 13(b)(1) The information set forth in "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS - Unaudited Pro Forma Condensed Combined Balance Sheet May 31, 2002" in the Information Statement is incorporated herein by reference.

Item 13(b)(2) The information set forth in "UNAUDITED PRO FORMS CONDENSED COMBINED FINANCIAL STATEMENTS - Unaudited Pro Forma Condensed Combined Statement of Income for the 12 Months Ended May 31, 2002" in the Information Statement is incorporated herein by reference.

Item 13(b)(3)-(4)    The information set forth in "UNAUDITED PRO FORMA CONDENSED
                     COMBINED FINANCIAL STATEMENTS - Unaudited Pro Forma
                     Condensed Combined Balance Sheet May 31, 2002" in the
                     Information Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 14 (a)-(b)      The information set forth in "INTERESTS OF CERTAIN
                     STOCKHOLDERS AND DIRECTORS IN THE MERGER" and "COSTS OF
                     DISSEMINATION OF INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Item 15(b) The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16(a)(1)        Letter of Transmittal

Item 16(a)(2)        Not applicable

Item 16(a)(3)(a)     Information Statement

Item 16(a)(4) -
     (a)(5)          Not applicable

Item 16(b)           Not Applicable

Item 16(c) Opinion of The Harman Group Corporate Finance, Inc. dated September 12, 2002 (incorporated by reference to Attachment II to the Information Statement as Exhibit (a)(3)(a).

Item 16(d) Agreement and Plan of Merger, dated as of September 12, 2002 among the Company, Acquisition Corp. and Merger Sub (incorporated by reference to Attachment I to the Information Statement as Exhibit (a)(3)(a).

Item 16(f) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Attachment III to the Information Statement as Exhibit
                     (a)(3(a).

Item 16(g)           Not Applicable.

Exhibit 99.1         Consent of Ernst & Young LLP, Independent Auditors
Exhibit 99.2         Notice Regarding Absence of Consent of Arthur Andersen LLP

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ROYAL PRECISION, INC.


Date: September 19, 2002             By: /s/ John C. Lauchnor
                                         ---------------------------------------
                                         John C. Lauchnor, President and Chief
                                         Executive Officer (duly authorized
                                         officer)


                                     ROYAL ASSOCIATES, INC.


Date: September 19, 2002             By: /s/ Christopher A. Johnston
                                         ---------------------------------------
                                         Christopher A. Johnston,
                                         President and Chief Executive Officer
                                         (duly authorized officer)